

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 20, 2018

Jeffrey S. Cosman
Chief Execution Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

   Re: Meridian Waste Solutions, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed January 4, 2018
     File No. 001-13984

Dear Mr. Cosman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Asia Timmons-Pierce, *for*

          Pamela A. Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Scott E. Linsky, Esq.